SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                  CERTIFICATE
Cinergy Corp., et al.                             OF
File No.  70-9011                                 NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848):/1/

    1.   At March 31, 2000, Cinergy's "aggregate investment" and
         "consolidated retained earnings" (both as used in rule 53(a) under PUHCA) were approximately $607.8 million and $1055.8 million, respectively.

    2. Cinergy's aggregate investment at March 31, 2000, is equivalent to approximately 9.38% of Cinergy's total capitalization, approximately 9.43% of Cinergy's net utility plant, approximately 6.23% of total consolidated assets, and approximately 17.79% of Cinergy's market capitalization (each at March 31, 2000).

    3. At March 31, 2000, consolidated debt/2/, cumulative preferred stock, and common equity comprised approximately 56.5%, 1.4% and 42.1%, respectively, of Cinergy's consolidated capitalization.

    4.   At March 31, 2000, Cinergy's market-to-book ratio was 125%.

    Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning growth in retained earnings, net income and revenues of Cinergy's Exempt Entities.

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                            S I G N A T U R E

    Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 22, 2000

                                       CINERGY CORP.


                                       By:  /s/Andrew M. Turk
                                       Vice President & Treasurer


                                ENDNOTES

/1/ Any capitalized terms not otherwise defined herein have the respective meanings assigned in HCAR No. 26848.

/2/ As used herein, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.